ICOS VISION SYSTEMS CORPORATION NV

Research Park Haasrode – Zone 1

Esperantolaan, 9

3001 Heverlee, BELGIUM

(011) 32 16 398 220

May 25, 2004

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549-0306

Re:	Request for Withdrawal

ICOS Vision Systems Corporation NV

Amendment No. 1 to Registration Statement on Form F-3 (File No. 333-97551)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, ICOS Vision Systems Corporation NV (the “Company”) hereby makes application to withdraw its Amendment No. 1 (the “Amendment No. 1”) to Registration Statement on Form F-3, File Number 333-97551 (the “Registration Statement”), relating to the offering of 1,200,000 shares of the Company’s common stock by Mr. Jos Verjans.

The Company filed the Amendment No. 1 with the Securities and Exchange Commission (the “Commission”) on May 19, 2004 via EDGAR. The Amendment No. 1 is a post-effective amendment to the Registration Statement. However, the Amendment No. 1 was filed with the Commission with an incorrect EDGAR tag that identified the filing as a pre-effective amendment to the Registration Statement. Simultaneously with the filing of this withdrawal request, the Company will re-file the Amendment No. 1 with the correct EDGAR tag that will identify the Amendment No. 1 as a post-effective amendment to the Registration Statement. No securities have been sold under the Registration Statement since the original filing of the Amendment No. 1.

Accordingly, we request that the Securities and Exchange Commission issue an order granting the withdrawal of the Amendment No. 1 as soon as possible, on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Please provide our attorney, James E. Bedar of Brown Rudnick Berlack Israels LLP, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. Our attorney’s facsimile number is 617 856 8201.

Should you have any questions regarding this matter, please call our attorney, Mr. Bedar, at (617) 856-8167.

Sincerely,

ICOS Vision Systems Corporation NV

/s/ Antoon De Proft

Antoon De Proft Chief Executive Officer

cc: Phil Flink, Esq.